Issuer Free Writing Prospectus
Filed Pursuant to Rule 433(f)
Registration Number 333- 177963
July 2, 2014

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.

On June 27, 2014, Jones Lang LaSalle Income Property Trust, Inc. (which we refer to herein as “our company” and, together with our company’s subsidiaries, “we,” “our,” and “us”) became aware of an article published by Real Estate Finance & Investment, a financial news publication, containing statements regarding our company made by Jason Kern, the Chief Executive Officer, Americas, of LaSalle Investment Management, Inc., our advisor and a member of the board of directors of our company. The full text of the article and certain clarifications with respect to statements included in the article are set forth below.

Real Estate Finance & Investment is not affiliated with our company and neither our company nor any of our affiliates has made any payment or given any consideration in connection with the article or any other publication by Real Estate Finance & Investment. The article was not prepared by us and should not be considered offering material in connection with our continuous public offering of common stock. With the exception of the quotations in the article attributed directly to Mr. Kern, the article represents the author’s opinion, which is not endorsed or adopted by us.

Full Text of Real Estate Finance & Investment Article Published on June 30, 2014

CEO Interview: Jason Kern

LaSalle Builds Out Non-Traded REIT Platform

LaSalle Investment Management sees room to expand its expertise into the emerging world of non-traded real estate investment trusts. “Non-traded REITs have always been an interesting investment vehicle in the market. On paper, they offer investors all of the return and low correlation benefits of exposure to commercial real estate without the daily volatility and stronger correlation to equities of the public REITs. The challenge is that the real estate industry has struggled to create more investor-friendly investment structures for individuals,” said Jason Kern, Americas CEO.

The company is raising capital for Jones Lang LaSalle Income Property Trust, a non-traded REIT that with some rare features. Investors have access to daily valuations, the fund has an infinite life and while most similar vehicles begin as blind pools, JLLIPT has an existing portfolio of assets that generate current cash flow.

LaSalle is responding in part to growing demand from the defined contribution market but also believes there is substantial interest in a non-traded REIT that employs some of the best practices of LaSalle’s existing private equity funds and other well known mutual funds. “Defined contribution investment portfolios have largely in the past been devoid of exposure to alternative investment categories, such as private equity and real assets, due to valuation reporting and liquidity constraints. In particular, many sophisticated defined benefit pension plan, foundation and endowment portfolios have for some time had significant 5-15% exposures to private commercial real estate and have generally out-performed as a result,” Kern said.

The real estate industry needs to figure out how to provide access to institutional-quality direct property investments for high net-worth individuals and individuals in the defined contribution market, “It is imperative that we, and other strong institutional real estate investment managers, create investment vehicles that are viable options for these investors,” Kern added.

One of Kern’s goals is to make LaSalle’s brand the go-to name for core- or value-added commercial real estate in the non-traded space. “We’re not trying to push uphill in terms of raising capital in areas where we can’t execute as well or better than anyone else,” Kern said. “Our forte in the U.S. is core and value-added property investments and we will look particularly at certain property types and markets that fit our research strategy and in which we have confidence that we have best-in-class execution capabilities.”

Kern underscored that while JLL Income Property Trust has a dedicated portfolio management team, it draws from the same research and acquisitions teams and transactions are approved by the same investment committee as the firm's institutional private equity funds, Allan Swaringen, president of Jones Lang LaSalle Income Property Trust, heads the team.

The non-traded REIT’s daily NAV is captured by a third party, he added, noting that only five non-traded REITs offer daily valuations today. “Daily-NAV non-traded REITs should in the future be a viable alternative-but certainly not a substitute-for public REIT exposure,” Kern added.

The fund has about $850 million of assets under management and owns properties in all of the major sectors as well as some emerging areas such as student housing and medical office. We’re trying to create an index-type exposure with core and core-plus type returns,” Kern said. The REIT will have a long term holding period. “We can hold assets forever but we have also sold quite a few assets and redeployed the capital into new assets in order to improve the quality of the portfolio,” he added.

Kern told REFI his personal philosophy of investment management is directly entwined with LaSalle’s, explaining that the most important thing is to be a good and responsible steward of capital. “LaSalle has always had the perspective that in a crisis, when the tides go down, you realize who isn’t wearing pants. During the global financial crisis, our clients saw firsthand evidence that they were aligned with a good steward of capital,” Kern said. “We gave capital back to investors when we felt like it wasn’t a good time to invest. You want to make sure the manager's interests are fully aligned with its investors and that the manager is looking at investment opportunities from the perspective of a true owner.” - Samantha Rowan

Clarifications

We believe that the following information contained in the article is appropriate to clarify:

1.
The article includes the following quotation attributed to Mr. Kern: “We’re trying to create an index-type exposure with core and core-plus type returns.” Our investment strategy is to construct a well-diversified portfolio designed to provide our stockholders with stable distributions and attractive long-term risk-adjusted returns. However, we have not established a target rate of return for our stockholders and, as disclosed in our prospectus, the use of forecasts by us, our affiliates and all participants in our offering is prohibited. Neither our prospectus nor marketing materials approved for use in connection with the offering include predictions about the amount or certainty of any returns. Further, an investment in our common stock is not an investment in any property index.

2.
The article includes the following quotation attributed to Mr. Kern: “…On paper, they offer investors all of the return and low correlation benefits of exposure to commercial real estate without the daily volatility and stronger correlation to equities of the public REITs.” As noted above, we have not established a target rate of return for our stockholders and, as disclosed in our prospectus, the use of forecasts by us, our affiliates and all participants in our offering is prohibited. The statement that shares of non-traded REITs are not subject to fluctuations in value as a result of the “daily volatility” of the stock market in the same manner as shares of listed REITs should be balanced by disclosure regarding other characteristics of non-traded REITs. In particular, investors should be aware that non-traded REITs offer limited liquidity to investors due to the lack of a public market for their shares and restrictions upon the number of shares that can be repurchased annually and the sources of funding available for such share repurchases. Although our share repurchase program permits stockholders to request share repurchases on a daily basis and is generally much less restrictive than the repurchase programs offered by traditional non-listed REITs, our share repurchase program is still subject to significant limitations, as described in our prospectus.

3.
The article includes the following quotation attributed to Mr. Kern: “…You want to make sure the manager’s interests are fully aligned with its investors and that the manager is looking at investment opportunities from the perspective of a true owner.” As disclosed in our prospectus, our advisor and its affiliates, officers and directors will experience various conflicts of interests in connection with the management of our business.

Jones Lang LaSalle Income Property Trust, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents Jones Lang LaSalle Income Property Trust, Inc. has filed with the SEC for more complete information about Jones Lang LaSalle Income Property Trust, Inc. and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, Jones Lang LaSalle Income Property Trust, Inc., the dealer manager for Jones Lang LaSalle Income Property Trust, Inc.’s offering or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (855) 652-0277.